Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-280990

February 14, 2025

Hashdex Announces Launch of Hashdex Nasdaq Crypto Index US ETF (Ticker: NCIQ), Offering US Investors Exposure to Bitcoin and Ether Through a Single Product

Product structured to provide crypto asset exposure by tracking the Nasdaq Crypto US™ Index (NCIUS™), a benchmark for institutional investment in certain market-leading crypto assets

Hashdex and Nasdaq Global Indexes continue to be at the forefront of crypto index product innovation, offering investors and wealth managers access to the first multi-asset spot crypto ETP in the United States

New York, February 14, 2025 – Hashdex Asset Management Ltd. (“Hashdex”), a leading global crypto-focused asset manager, and Nasdaq Global Indexes, which has been creating innovative, transparent indexes for more than 50 years, today announced the launch of the Hashdex Nasdaq Crypto Index US ETF (the “Product” or “NCIQ”) [Ticker: NCIQ], the first multi-asset spot crypto exchange traded product (“ETP”) available to U.S. investors. The Product, which is now trading on the Nasdaq Stock Market® under ticker NCIQ, currently offers exposure to both spot bitcoin (“BTC”) and ether (“ETH”). NCIQ’s management fee is contractually set at 0.25% per annum of the daily net asset value (“NAV”) of the Product through the end of 2025, and then 0.50% thereafter.

The Hashdex Nasdaq Crypto Index US ETF provides U.S. investors with direct access to the two leading crypto assets by trading volume in the U.S., currently with a combined market capitalization of over $2.3 trillion,1 all through one tradeable product. NCIQ tracks the Nasdaq Crypto US™ Index (“NCIUS”), which was co-developed by Nasdaq Global Indexes and Hashdex to measure the performance of a material portion of the overall crypto asset market by investing in the index constituents. The NCIUS is based on strict criteria like liquidity, market capitalization, and regulatory compliance. Currently, only bitcoin and ether are eligible for inclusion in the NCIUS. The launch of NCIQ builds on Hashdex’s track record of innovation and global market leadership in crypto index-based products, with the firm currently managing the largest multi-asset crypto ETP in Europe2 and the largest ETF in Latin America.3

“Since our founding, Hashdex has held the belief that a basket of crypto assets offers multiple benefits and is a great way for many investors to participate in the crypto ecosystem. Until today, U.S. investors have been forced to either purchase coins directly or invest in single-asset vehicles,” said Marcelo Sampaio, Co-Founder and CEO of Hashdex. “Now, with the launch of NCIQ, we are proud to deliver a familiar and readily tradeable U.S.-based product that provides seamless exposure to bitcoin and ether. Alongside our partners at Nasdaq Global Indexes, we are thrilled to take this exciting step in bringing our expertise in crypto index and crypto index-based products to U.S. investors, and we look forward to continuing to deliver innovative crypto index products as the industry and regulatory landscape further evolves.”

[1]	Bitcoin’s market cap was $1.92T and ether’s market cap was $387B, according to Messari.io data as of January 13, 2025

[2]	The Hashdex Nasdaq Crypto Index Europe ETP (HASH) is the largest multi-asset crypto ETP in Europe according to Bloomberg fund asset data for the “Western Europe” region as of January 7, 2025

[3]	The Hashdex Nasdaq Crypto Index Fundo de Indice (HASH11) is the largest multi-asset crypto ETF in Latin America according to Bloomberg fund asset data for the “Central & South America” region as of January 7, 2025

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The launch of NCIQ marks an important milestone in the U.S. crypto market and continues the long-term partnership between Hashdex and Nasdaq Global Indexes. Hashdex and Nasdaq Global Indexes have been among the pioneers in developing crypto index and index-based products since 2021.

“Nasdaq Global Indexes and Hashdex share a mission of advancing crypto asset indexes and financial vehicles to meet the ever-growing demand from investors looking for access to the rapidly evolving crypto sector,” said Cameron Lilja, Vice President and Global Head of Index Product and Operations, Nasdaq Global Indexes. “Nasdaq Crypto™ Indexes offer a standardized approach to capturing the performance of a material portion of the overall crypto asset market, serving as a guidepost in the dynamic crypto asset landscape. Today’s announcement marks a significant step forward in bringing a rules-based methodology-driven benchmark to US investors, adding to comparable products in Europe and Latin America.”

Hashdex serves as the sponsor for NCIQ. Paralel Distributors LLC serves as marketing agent, and Coinbase Custody and BitGo Trust serve as crypto asset custodians. Nasdaq serves as the index administrator and listing venue. The fund administrator is U.S. Bank Global Fund Services.

“With interest in crypto asset ETFs continuing to grow, reaching over $120 billion in U.S. AUM alone4, we believe that what investors really need is an easy, passive way to invest in a product that is constantly evolving to capture the latest trends in the broader crypto market. With a structure similar to traditional index products, NCIQ offers investors a multi-asset investment approach that is proven, familiar, and readily tradeable,” said Samir Kerbage, CIO at Hashdex. “As the crypto market continues to develop, we expect there to be ongoing volatility with newer coins that disrupt the market share of bitcoin, ether and other dominant assets, and we expect index-based products will enable wealth managers and investors to benefit from the growth of the rapidly changing sector without needing to be actively managing single asset crypto exposure.”

Hashdex has no role in maintaining, calculating or publishing NCIUS.

A registration statement (including a prospectus) has been filed with the SEC for the offering to which this communication relates and can be found here: https://www.hashdex-etfs.com/nciq/prospectus. Before you invest, you should read the prospectus in that registration statement and other documents that have been filed with the SEC for more complete information about NCIQ and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Hashdex will arrange to send you the prospectus, if you request it by calling toll-free 917-525-5635.

About Hashdex

Hashdex is a global pioneer in crypto asset management. The firm’s mission is to provide educational resources and best-in-class products that advance its efforts to help open the crypto ecosystem to investors around the world. Hashdex co-developed the Nasdaq Crypto™ Index (NCI™) with Nasdaq to provide global investors with a reliable benchmark for the crypto asset class. In 2021, Hashdex introduced the world’s first crypto ETF5 and other innovative products, enabling over 350,000 investors to simply and securely add crypto to their portfolios. Since 2018, Hashdex has established itself as a global leader in crypto index ETFs, helping to pave the way for crypto’s mainstream adoption across eight countries. Hashdex currently offers 4 index products tracking the global version of the NCI™, including the largest multi-asset crypto ETF in the world.6 Additionally, the Hashdex Nasdaq Crypto Index Europe ETP (“HASH”) is the largest multi-asset crypto ETP in Europe and recently won ETF Stream’s Digital Asset ETP of the year award.7 The firm’s total AUM across its range of products is more than $1.3 billion.8

[4]	Blockworks.co data on Bitcoin and Ethereum ETFs in the U.S. as of February 10, 2025.

[5]	The Hashdex Nasdaq Crypto Index ETF began trading on the Bermuda Stock Exchange on February 9, 2021.

[6]	The Hashdex Nasdaq Crypto Index Fundo de Indice (HASH11) is the largest multi-asset crypto ETF in the world according to Bloomberg fund asset data for all regions as of January 7, 2025

[7]	https://www.etfstream.com/articles/etf-stream-reveals-winners-of-etf-awards-2024

[8]	Hashdex AUM data as of February 10, 2025, https://hashdex.com/en-US

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Hashdex Media Contacts:

Kendal Till/Josh Gerth

Dukas Linden Public Relations

Hashdex@DLPR.com

Legal Disclaimer

Carefully consider the investment objectives, risks, charges and expenses before investing.

Investing involves risk, including possible loss of principal. The Product, an exchange traded product, is not an investment company registered under the Investment Company Act of 1940 (“1940 Act”). Shares of the Product are not subject to the same regulations and protections as 1940 Act registered ETFs and mutual funds.

Shares of the Product are bought and sold at a market price, not at net asset value. Brokerage commissions will reduce returns.

This material expresses the opinion of Hashdex Group and its subsidiaries and affiliates (“Hashdex”) for informational purposes only and does not consider the investment objectives, financial situation or individual needs of any one investor or a particular group of investors. Certain opinions and viewpoints expressed may reflect personal views of the authors and not necessarily those of Hashdex. We recommend consulting specialized professionals for investment decisions. Investors are advised to carefully read the prospectus or regulations before investing in their products. The information and conclusions contained in this material may be changed at any time, without prior notice. Nothing contained herein constitutes an offer, solicitation or recommendation regarding any investment management product or service. This information is not directed at or intended for distribution to or use by any person or entity located in any jurisdiction where such distribution, publication, availability or use would be contrary to applicable law or regulation or which would subject Hashdex to any registration or licensing requirements within such jurisdiction.

Important Risks

Investment in any investment vehicle and cryptoassets is highly speculative and is not intended as a complete investment program. It is designed only for sophisticated persons who can bear the economic risk of the loss of their entire investment and who have limited need for liquidity in their investment. There can be no assurance that the investment vehicle will achieve its investment objective or return any capital. No guarantee or representation is made that Hashdex’s investment strategy, including, without limitation, its business and investment objectives, diversification strategies or risk monitoring goals, will be successful, and investment results may vary substantially over time. Nothing herein is intended to imply that the Hashdex investment methodology or that investing in any of the Product or crypto assets referenced herein may be considered “conservative,” “safe,” “risk free,” or “risk averse.”

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Certain information contained herein (including financial information) has been obtained from published and non-published sources. Such information has not been independently verified by Hashdex. Hashdex does not provide tax, accounting or legal advice. Certain information contained herein constitutes forward-looking statements, which can be identified by the use of terms such as “may,” “will,” “should,” “expect,” “anticipate,” “project,” “estimate,” “intend,” “continue” “believe” and “seek” (or the negatives thereof) or other variations thereof. Due to various risks and uncertainties, including those discussed above, actual events or results, the ultimate business or activities of Hashdex and its investment vehicles or the actual performance of Hashdex, its investment vehicles, or crypto assets may differ materially from those reflected or contemplated in such forward-looking statements. As a result, investors should not rely on such forward- looking statements in making their investment decisions. No governmental authority has opined on the merits of Hashdex’s investment vehicles or the adequacy of the information contained herein.

This material is not an offer or solicitation of any kind to buy or sell any securities outside of the United States of America.

Product Risks

An investment in the Product involves significant risks and you could incur a partial or total loss of your investment in the Product.

Crypto assets generally are volatile, and instruments whose underlying investments include crypto assets are not suitable for all investors. Crypto assets represent a new and rapidly evolving industry. The value of the Product depends on the acceptance of the crypto assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the crypto assets. Crypto platforms may be largely unregulated or may be largely or entirely non-compliant with applicable regulation and may therefore be more exposed to fraud and failure. Crypto asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the Product.

The market for crypto assets is still developing and may be subject to periods of illiquidity. During such times it may be difficult or impossible to buy or sell a position at the desired price. Possible illiquid markets may exacerbate losses or increase the variability between the Product’s NAV and its market price. The lack of active trading markets for the Product shares may result in losses on investors’ investments at the time of disposition of the Product’s shares.

Both the Index and the Product are new with a limited operating history.

Nasdaq® is a registered trademark of Nasdaq, Inc. Corporations make no representation or warranty, whether express or implied, to the owners of the fund(s) or any member of the public regarding the suitability of investing in securities in general or in the fund(s) in particular, or the ability of the Nasdaq Crypto US Index to track the performance of the market for crypto assets, or any portion thereof. The information contained above is provided for informational and educational purposes only, and nothing contained herein should be construed as investment advice, either on behalf of a particular digital asset or an overall investment strategy. Neither Nasdaq, Inc. nor any of its affiliates makes any recommendation to buy or sell any digital asset or any representation about the financial condition of a digital asset. Statements regarding Nasdaq proprietary indexes are not guarantees of future performance. Actual results may differ materially from those expressed or implied. Past performance is not indicative of future results. Investors should undertake their own due diligence and carefully evaluate assets before investing. ADVICE FROM A FINANCIAL PROFESSIONAL IS STRONGLY ADVISED.

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